SCHEDULE 13G
CUSIP No. 91818X108		Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108 **

(CUSIP Number)

October 8, 2020

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 91818X108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing three (3) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “UXIN.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 91818X108		Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 101,297,549 (1)
	6	SHARED VOTING POWER 22,459,952 (2)
	7	SOLE DISPOSITIVE POWER 101,297,549 (1)
	8	SHARED DISPOSITIVE POWER 22,459,952 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,757,501
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.41% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

These 101,297,549 ordinary shares, par value US$0.0001 per share (the “ordinary shares”) of Uxin Limited (the “Issuer”) include 59,427,111 ordinary shares represented by 19,809,037 American Depositary Shares (“ADSs”), each ADS representing three (3) ordinary shares.

(2)

These 22,459,952 ordinary shares, par value US$0.0001 per share (the “ordinary shares”) of Uxin Limited (the “Issuer”) include 13,517,382 ordinary shares represented by 4,505,794 American Depositary Shares (“ADSs”), each ADS representing three (3) ordinary shares.

(3)

Based on 1,084,343,330 Class A Ordinary Shares of the Issuer outstanding, as calculated based on 999,650,491 ordinary shares outstanding as of October 8, 2020 as disclosed in the Issuer’s Register of Members dated October 8, 2020 and 84,692,839 ordinary shares subsequently sold by the Issuer as disclosed in the Issuer’s Form 6-K dated October 8, 2020.

SCHEDULE 13G
CUSIP No. 91818X108		Page 3 of 5 Pages

Item 1(a) Name of Issuer

Uxin Limited

Item 1(b) Address of Issuer’s Principal Executive Offices

1-3/F, No. 12 Beitucheng East Road,

Chaoyang District,

Beijing, 100029,

People’s Republic of China

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

Singapore

Item 2(d) Title of Class of Securities

Class A ordinary shares, par value US$0.0001 per share

Item 2(e) CUSIP Number

There is no CUSIP number assigned to the ordinary shares. CUSIP number 91818X108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing three (3) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “UXIN.”

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G
CUSIP No. 91818X108		Page 4 of 5 Pages

Item 4 Ownership

(a—c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	123,757,501	11.41	101,297,549	22,459,952	101,297,549	22,459,952

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 101,297,549 securities beneficially owned by it. GIC shares power to vote and dispose of 22,459,952 securities beneficially owned by it with MAS.

(2)	GIC disclaims membership in a group.
(3)

Based on 1,084,343,330 Class A Ordinary Shares of the Issuer outstanding, as calculated based on 999,650,491 ordinary shares outstanding as of October 8, 2020 as disclosed in the Issuer’s Register of Members dated October 8, 2020 and 84,692,839 ordinary shares subsequently sold by the Issuer as disclosed in the Issuer’s Form 6-K dated October 8, 2020.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 91818X108		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Loh Sze Ling
Loh Sze Ling
Senior Vice President
10-Oct-2020

By:	/s/ Toh Tze Meng
Toh Tze Meng
Senior Vice President
10-Oct-2020

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